SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                             Commission File Number:   000-24293

                                                     CUSIP Number:   502079 10 6

(Check One): |_| Form 10-K |_| Form 20-F |X| Form 11-K |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

         For period ended December 31, 2003
                          -----------------

         |_| Transition Report on Form 10-K

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q

         |_| Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
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Full Name of Registrant

N/A
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Former Name if Applicable

3600 Mueller Road
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Address of Principal Executive Office (Street and Number)

St. Charles, Missouri 63302-0900
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City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       [   (a) The reason described in reasonable detail in Part III of this
       [       form could not be eliminated without unreasonable effort or
       [       expense
       [
       [   (b) The subject annual report, semi-annual report, transition report
       [       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       [       portion thereof, will be filed on or before the fifteenth
       [       calendar day following the prescribed due date; or the subject
   |X| [       quarterly report or transition report on Form 10-Q, or portion
       [       thereof, will be filed on or before the fifth calendar day
       [       Following the prescribed due date; and
       [
       [   (c) The accountant's statement or other exhibit required by Rule
       [       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

The Annual Report on Form 11-K for year ended December 31, 2003 ("2003 Form 11-K") of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the "Plan") cannot be filed within the prescribed time period because additional time is necessary to prepare the Plan's financial statements. Consequently, the Plan's 2003 Form 11-K cannot be filed by its due date of June 28, 2004; however, the Plan expects to file its 2003 Form 11-K no later than July 13, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Lawrence E. Dickinson         (636)                  946-6525
         -----------------------    ------------         -------------------
                (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

       The Plan attempted in good faith to file a Form 8-K with the Securities and Exchange Commission on Thursday, June 17, 2004, disclosing a change in the Plan's independent accountants, but the filing was delayed due to technical difficulties beyond the Plan's control regarding the CIK and CCC numbers used. In order to promptly disclose the information set forth in the Form 8-K and in accordance with the Plan's discussions with the Office of EDGAR Information Analysis, the Company re-filed the Form 8-K using the LMI Aerospace Inc.'s CIK and CCC numbers and has requested that the filing date of such filing be adjusted to Thursday, June 17, 2004 in accordance with Rule 13(b) of Regulation S-T. Assuming that this request is granted, then the answer to the above question is "yes."

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                             LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN
                                AND TRUST

                             By:      LMI Aerospace, Inc.


Date: June 28, 2004          By:       /s/ Lawrence E. Dickinson
                                       -----------------------------------------
                                           Lawrence E. Dickinson
                                           Chief Financial Officer and Secretary